Cleary Gottlieb Steen & Hamilton LLP Foreign Legal Consultant Office 19F, Ferrum Tower 19, Eulji-ro 5-gil, Jung-gu Seoul 04539, Korea	Shearman & Sterling LLP Fukoku Seimei Building, 9th Floor 2-2-2 Uchisaiwaicho Chiyoda-ku, Tokyo 100-0011 Japan	Simpson Thacher & Bartlett 35/F, ICBC Tower 3 Garden Road, Central Hong Kong

June 19, 2020

VIA EMAIL AND EDGAR

Joshua Shainess, Esq.

Special Counsel

Office of Mergers and Acquisitions

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	LINE Corporation
Schedule 13E-3 filed May 27, 2020
Filed by LINE Corporation, NAVER Corporation, and NAVER J. Hub Corporation
File No. 005-89859

Schedule TO-T filed May 27, 2020
Filed by NAVER Corporation, NAVER J. Hub Corporation, and SoftBank Corp.
File No. 005-89859

Dear Mr. Shainess:

This letter sets forth the responses of LINE Corporation (“LINE”), NAVER Corporation (“NAVER”), NAVER J. Hub Corporation (“NAVER Purchaser”) and SoftBank Corp. (“SoftBank,” and together with LINE, NAVER and NAVER Purchaser, the “Companies”) to the comments of the staff (the “Staff”) of the Office of Mergers and Acquisitions of the U.S. Securities and Exchange Commission contained in your letter dated June 5, 2020 (the “Comment Letter”), relating to the Transaction Statement on Schedule 13E-3, File No. 005-89859 (the “Schedule 13E-3”) and the Tender Offer Statement on Schedule TO-T, File No. 005-89859 (the “Schedule TO-T”), in each case filed on May 27, 2020. Concurrently with the submission of this letter, we have filed, via EDGAR, Amendment No. 1 to the Schedule 13E-3 (“Amendment No. 1 to the Schedule 13E-3”) and Amendment No. 1 to the Schedule TO-T (“Amendment No. 1 to the Schedule TO-T”).

The comments of the Staff are set forth in bold and italicized below, and the responses of the Companies are set forth in plain text immediately following each comment. Except as otherwise specified, page number references in the responses below correspond to page numbers in the revised U.S. Offer to Purchase (the “Revised U.S. Offer to Purchase”), filed as Exhibit (a)(1)(i) to the Amendment No. 1 to the Schedule 13E-3 and the Amendment No. 1 to the Schedule TO-T, which incorporates changes made in response to the Staff’s comments. Capitalized terms used but not defined herein have the meanings assigned to such terms in the Revised U.S. Offer to Purchase.

Schedule TO-T – Exhibit (a)(1)(i) – U.S. Offer to Purchase for Cash

General

1.

Supplementally explain why you have not included SoftBank as a filer on the Schedule 13E-3. In this regard, we note that SoftBank is a participant in this transaction with an affiliate (NAVER Corp.) and will hold a 50% stake in the combined entity after the transactions. See generally, Compliance and Disclosure Interpretation 201.06 in Going Private Transactions, Exchange Act Rule 13e-3 and Schedule 13E-3 (January 26, 2009).

Response: It is respectfully submitted to the Staff that, after careful consideration of Rule 13e-3 and Compliance and Disclosure Interpretation (“C&DI”) 201.06 (as well as 201.05), the Purchasers do not believe that SoftBank is required to be a filing person on the Schedule 13E-3.

Rule 13e-3 requires that each issuer and affiliate engaged, directly or indirectly, in a going private transaction file a Schedule 13E-3 and furnish the required disclosures. C&DI 201.05 explains that two issues may be raised with respect to the determination of “filing person” status, namely (1) whether the entities or persons are “affiliates” of the issuer within the scope of Rule 13e-3(a)(1) and (2) whether those affiliates are deemed to be engaged, either directly or indirectly, in the going private transaction. For purposes of Rule 13e-3, an affiliate of an issuer is a person that directly or indirectly through one or more intermediaries controls, is controlled by, or is under common control with such issuer. It is noted that under the Staff’s guidance in Section II.D.3. of the Current Issues and Rulemaking Projects outline dated November 14, 2000, it indicated that “affiliate” status necessarily turns on all relevant facts and circumstances of a particular transaction and, further, described its concern regarding control of a seller’s business both before and after the transaction. C&DI 201.06 explains that a financial buyer previously unaffiliated with the target company may be deemed to be on both sides of a transaction along with a target company’s senior management if senior management generally understood they would be equity holders in a surviving entity.

As disclosed in the Schedule TO and the Schedule 13E-3 filed on May 27, 2020, NAVER and SoftBank have agreed to conduct a joint tender offer for the outstanding equity of LINE (which is not already held by NAVER), a consolidated subsidiary of NAVER, the consummation of which is the first in a series of transactions to effect a business integration (the “Business Integration”) of LINE and Z Holdings Corporation, a consolidated subsidiary of SoftBank (“ZHD”). Following the consummation of the Offers and as a result of the subsequent Business Integration, LINE’s business will be contributed to ZHD, which will remain listed on the Tokyo Stock Exchange, and NAVER and SoftBank will collectively hold 65.3% of ZHD through LINE, which will become a joint venture holding company (“JV Company”) owned 50/50 by each of them. NAVER would acquire such equity of LINE through a wholly owned subsidiary and SoftBank would acquire such equity of LINE directly.

SoftBank does not hold, and prior to the consummation of the Offers does not expect to hold, any of the outstanding equity of LINE or NAVER. In addition, SoftBank does not and will not have the right to appoint any director or senior management personnel of LINE (prior to the consummation of the Business Integration) or NAVER, nor does Softbank otherwise have, directly or indirectly, through one or more intermediaries, the power to direct or cause the direction of the management and policies of either LINE (prior to the consummation of the Business Integration) or NAVER. The Purchasers believe that the agreements governing the Offers and the Business Integration do not otherwise provide SoftBank with control of, or result in SoftBank being controlled by or under common control with, either LINE (prior to the consummation of the Business Integration) or NAVER.

It is respectfully submitted that SoftBank’s participation in the Offers is distinctly different from the situation contemplated in C&DI 201.06, in which the interests of the target company management are deemed to be in alignment with those of the financial buyer both before and after the consummation of the transaction, rendering the financial buyer subject to the additional disclosure requirements of Rule 13e-3 and Schedule 13E-3. First, NAVER and SoftBank have opposing economic interests in the Business Integration of their respective consolidated subsidiaries, given that the pro forma ownership ratio of the combined company on a pre-money basis was negotiated based on the relative value of the shares of LINE and ZHD owned by NAVER and SoftBank, respectively, and alignment between them on any issues relating to the Business Integration, including the future management of the combined company, has been and will be the product of arms’ length negotiation. Second, SoftBank is not, and should not be deemed to be, an affiliate of LINE or NAVER by virtue of any understanding with LINE’s management regarding future equity holdings. LINE’s executive officers collectively hold of record or beneficially own approximately 2.3% of the outstanding common stock of LINE as of March 31, 2020. To LINE’s knowledge, those executive officers currently intend to tender into the Offers the common stock of LINE held of record or beneficially owned by them. To the extent LINE’s senior management personnel would continue to be employed by the combined company after the Business Integration, they may receive incentive compensation pursuant to a stock option program for eligible directors, officers and employees that would be established by ZHD and equivalent in scale to the incentive program currently in place at LINE. Apart from the potential for receiving such ordinary-course incentive compensation, there is no basis for LINE’s senior management personnel having any current expectation that they may receive additional equity in the combined company due to the consummation of the Offers and the Business Integration. There is no arrangement or understanding between LINE’s senior management personnel, on the one hand, and SoftBank (including as an equity holder in the future JV Company), on the other hand, regarding LINE senior management’s future equity holdings in the combined company as a result of the Offers and the Business Integration.

Therefore, it is respectfully submitted that SoftBank does not control LINE or NAVER. In addition, SoftBank is not controlled by, nor is it under common control with, LINE or NAVER. Neither LINE or NAVER holds any equity in SoftBank, has any right to appoint any director or senior management personnel of SoftBank or has any other control relationship with SoftBank. No persons controlling either LINE or NAVER are also in a control relationship with SoftBank. Accordingly, SoftBank is not an affiliate of the issuer under Rule 13e-3 and is not required to be a filing person on the Schedule 13E-3.

2.

We note that LINE Corp. is included as a joint filer on the Schedule TO/13E-3. However, some of the disclosure required by Schedule 13E-3 as to LINE Corp. appears in the Schedule 14D-9 on which only it is a filer; however, it does not appear to be incorporated by reference by the Schedule 13E-3. Consider filing a Schedule 13E-3 separately for LINE Corp., which would incorporate by reference to where that disclosure appears as to the subject company and because LINE (unlike NAVER and SoftBank) is not a bidder in the U.S. Offer.

Response: In response to the Staff’s comment, the Schedule 13E-3 has been revised to provide disclosure required by Schedule 13E-3 as to LINE by incorporating by reference portions of LINE’s Solicitation/Recommendation Statement on Schedule 14D-9, File No. 005-89859 (the “Schedule 14D-9”).

Summary Term Sheet – Dual Offer Structure, page 3

3.

It does not appear that U.S. security holders can participate in the offers for convertible bonds and options. However, the exemption for dual offers found in Rule 14d-1(d)(2)(ii) requires that a U.S. Offer must be made on terms at least as favorable to the foreign offer. Please advise. To the extent that U.S. holders are being excluded from an offer for securities which appear to be reference securities with respect to the common shares (within the meaning of Rule 14e-5), please explain how this disparate treatment is consistent with your obligations under Rule 14d-1(d)(2)(ii) that the U.S. Offer be made on terms at least as favorable as the foreign offer.

Response: The Purchasers are offering to purchase the Options and Convertible Bonds in the Japan Offer only because the Financial Instruments and Exchange Act of Japan requires that the tender offerors must make an offer for all classes of outstanding voting securities and securities convertible into or exercisable for voting securities of the target company if the tender offer will result in the tender offerors, together with certain persons acting in concert with them, holding two-thirds or more of the total voting rights in the target company. However, the Purchasers are permitted under Japanese law to set an offer price for such securities without regard to their current or potential future value. Accordingly, the Purchasers have determined to set the offer prices for Options and Convertible Bonds in the Japan Offer at levels that are much lower than the face-value (and any anticipated potential future value) of such securities: JPY 1 per unit of Options tendered into the Offer; and JPY 7,203,820 per face value of JPY 10,000,000 of Convertible Bonds due 2023 and JPY 7,155,400 per face value of JPY 10,000,000 of Convertible Bonds due 2025, with the intent of dissuading any holder from tendering, and with the expectation that no holder would tender, Options and Convertible Bonds into the Japan Offer.

We respectfully submit to the Staff that the treatment of Options and Convertible Bonds in the Offers is consistent with the Purchasers’ obligations under Rule 14d-1(d)(2)(ii). Rule 14d-1(d)(2)(ii) requires that the U.S. Offer be made on terms at least as favorable as those offered any other holder of the “same class of securities that is the subject of the tender offers.” This requirement is satisfied with regard to the treatment of the Common Shares and ADSs under the Offers. We respectfully submit to the Staff that the Purchasers are not obligated to include the Options and Convertible Bonds in the U.S. Offer under Rule 14d-1(d)(2)(ii) because the Options and Convertible Bonds are not registered under Section 12 of the Exchange Act and therefore the offers for such securities are not subject to Regulation 14D thereunder.

We respectfully submit to the Staff that the ability to exercise the Options for, and to convert the Convertible Bonds into, Common Shares does not alter this conclusion. The Staff has previously concluded that when one class of security has the right to convert into another class of security, the former class of security should not be considered to be in the same class as the latter security. Town and Country, SEC No-Action Letter, 1971 WL 7606 (March 11, 1971). The Options and Convertible Bonds are, accordingly, not the same class of security as the Common Shares and ADSs, which are the subject of the U.S. Offer. The Tier II framework set forth in Rule 14d-1 is consistent with this classification: for purposes of determining eligibility for reliance on the exemptive relief specified in Rule 14d-1(d)(2), U.S. holders cannot hold more than 40 percent of the “class of securities sought in the offer,” and “securities that are convertible or exchangeable into the securities that are the subject of the tender offer, such as warrants, options and convertible securities” are explicitly excluded from the calculation. Instruction 1.ii. to paragraphs (C) and (D) of Rule 14d-1. Even if the Options and Convertible Bonds were deemed to constitute the same class of securities as the Common Shares that are the subject of the U.S. Offer, we respectfully submit to the Staff that inclusion of such Options and Convertible Bonds in the Japan Offer while excluding them from the U.S. Offer does not constitute treatment on terms that are more favorable than the terms of the U.S. Offer. The Purchasers do not expect any holders acting rationally to tender Options or Convertible Bonds pursuant to the offers for such securities given the unfavorable prices being offered therefor; rather, it is anticipated that holders of such securities, to the extent that the respective exercise price or conversion price of such securities is lower than the offer price, will exercise Options or convert Convertible Bonds and tender into the Offers the Common Shares acquired upon such exercise or conversion.

Notwithstanding that Regulation 14D does not apply to the offers for the Options and Convertible Bonds, the Purchasers recognize that Rule 14e-5 could prohibit their purchase to the extent that the Options or Convertible Bonds constitute “related securities” (i.e., securities that are “immediately convertible into, exchangeable for, or exercisable for” Common Shares of LINE) in respect of the Offers. We respectfully submit to the Staff that, in each case, either Rule 14e-5 is inapplicable or an applicable exemption from Rule 14e-5 is available, as follows:

•	Unvested Options. Unvested options are not immediately exercisable for Common Shares and, thus, do not constitute “related securities” within the meaning of Rule 14e-5.

•

Vested Options; Convertible Bonds. As the purchase of the Options and Convertible Bonds pursuant to the Japan Offer will satisfy the conditions set forth in Rule 14e-5(b)(12), including eligibility for the Tier II cross-border exemptions as we have described above, their purchase will be exempt from Rule 14e-5.

In accordance with the conditions of Rule 14e-5(b)(12), we have revised the disclosure on page 80 of the Revised U.S. Offer to Purchase to include prominent disclosure of the Purchaser’s intention to make purchases of Options and Convertible Bonds in the Japan Offer and to report the settlement of any such purchases at the conclusion of the Japan Offer.

We have also added disclosure to the Revised U.S. Offer to Purchase (for example, on page ii thereof) clarifying that U.S. Holders of Options or Convertible Bonds may participate in the U.S. Offer by first exercising or converting, respectively, such Options or Convertible Bonds (to the extent exercisable or convertible, as the case may be) in accordance with their terms in sufficient time to tender the Common Shares received into the U.S. Offer.

4.	Refer to our last comment above. In your response letter, explain what consideration you have given to conducting the bond and options offer under Rule 14d-1(c).

Response: It is respectfully submitted to the Staff that because (i) the offers for the Options and Convertible Bonds are not subject to Regulation 14D and (ii) as stated above, the Purchasers do not expect or desire that holders of Options or Convertible Bonds will tender their securities pursuant to such offers, the Purchasers have not considered including the Options and Convertible Bonds in a tender offer in the U.S. under Rule 14d-1(c).

Questions and Answers about the Offers, page 8

5.

Add a section detailing the interests of affiliates in these transactions and their control over the vote on the squeeze-out of any shareholders remaining after the Offers. Your revised disclosure should clarify, among other things, whether the vote on the Share Consolidation is controlled by NAVER Corp. regardless of the number of shares tendered in the Offers, since it already owns 73% of LINE Corp.

Response: In response to the Staff’s comment, the disclosure under the heading “What is the purpose of the Offers and what are the interests of NAVER and the other affiliates of LINE in LINE?” in the Q&A section on pages 19 to 20 of the Revised U.S. Offer to Purchase has been added.

If I decide not to tender, how will the Offers affect my Common Shares or ADSs?, page 11

6.

Clarify how the disclosure here is consistent with the disclosure in the following section entitled “Will the Offers be followed by a squeeze-out of holders of Common Shares and ADSs who have not tendered their Common Shares or ADSs?” If there will be a squeeze-out merger immediately after the Offers, it is not clear how the disclosure about the loss of liquidity of the Common Shares and other consequences enumerated here are relevant. Please revise to clarify.

Response: In response to the Staff’s comment, the disclosure under the heading “If I decide not to tender, how will the Offers affect my Common Shares or ADSs?” in the Q&A section on pages 11 to 12 and the disclosure in “The U.S. Offer—Section 8. Possible Effects of the Offers” on pages 99 to 101 of the Revised U.S. Offer to Purchase have been revised.

7.

In the appropriate part of the Q&A section, disclose that shareholders who do not tender into the Offers and who dissent from the Share Consolidation have the right to demand appraisal of their shares. Include a cross-reference to the instructions to how they may do so.

Response: In response to the Staff’s comment, the disclosure under the heading “Will the Offers be followed by a squeeze-out of holders of Common Shares and ADSs who have not tendered their Common Shares or ADSs?” in the Q&A section on page 12 of the Revised U.S. Offer to Purchase has been revised.

How do I withdraw tendered shares?, page 22

8.	Disclose the existence of “back-end” withdrawal rights under Section 14(d)(5).

Response: In response to the Staff’s comment, the disclosure under the heading “Until what time can I withdraw Common Shares or ADSs tendered into the U.S. Offer?” in the Q&A section on page 23, the disclosure in “The U.S. Offer—Section 1. Terms of the U.S. Offer—Material Terms—Withdrawal Rights” on page 86, and the disclosure in “The U.S. Offer—Section 4. Withdrawal Rights” on page 94 of the Revised U.S. Offer to Purchase have been revised.

Background of the Transactions, page 28

9.

It appears that in early October 2019, NAVER instructed its legal advisors to begin drafting a preliminary non-binding memorandum of understanding between NAVER and SoftBank concerning the potential transaction. Additionally, LINE provided NAVER with virtual data room access for conducting due diligence, while the respective deal teams began preparing for the potential transaction. In your response letter, please explain why NAVER did not file an amended Schedule 13D until November 18, 2019. Refer to Item 4 of Schedule 13D and Rule 13d-2 of Regulation 13D/G.

Response: NAVER respectfully submits to the Staff that the events prior to the approval by the board of directors of NAVER on November 17, 2019 to enter into preliminary non-binding memoranda of understanding with SoftBank and to jointly submit a non-binding letter of intent to LINE were exploratory and preliminary in nature. The submission of the non-binding letter of intent was subject to reaching agreement between NAVER and SoftBank, a third party, on the terms of the proposed joint tender offer, including the proposed offer price, which had not occurred prior to November 17, 2019. Absent SoftBank’s agreement and participation on terms approved by NAVER’s board of directors, NAVER had no intention to pursue any plan or proposal on its own which would result in a going private transaction involving LINE. Accordingly, NAVER believes that no significant steps demonstrating that a specific plan or proposal had been adopted, and no material change in fact had occurred, that would trigger its obligation to amend the disclosure in its existing Schedule 13D prior to November 17, 2019. On November 18, 2019, the first business day following approval by the board of directors of NAVER and the same day as the delivery of the non-binding letter of intent, NAVER filed an amendment to its Schedule 13D disclosing its intent to pursue a going private transaction involving LINE.

Purpose of and Reasons for the Offers, page 40

10.

We note your expectations that the integrated company will strengthen and pursue synergies in the respective businesses currently operated by LINE and ZHD and make investments to expand into new business areas. Please expand your disclosure to state why the Purchasers are pursuing this transaction now as opposed to at any other time. Refer to Item 1013(c) of Regulation M-A.

Response: In response to the Staff’s comment, the disclosure in “Special Factors—Section 2. Purpose of and Reasons for the Offers; Plans for LINE after the Offers and the Transactions” on page 42 of the Revised U.S. Offer to Purchase has been revised.

Recommendation by the Board of Directors and the Findings of the Special Committee of LINE, page 42

11.	Affirmatively state whether or not the transaction is structured so that approval of at least a majority of unaffiliated security holders would be required. Refer to Item 1014(c).

Response: In response to the Staff’s comment, the disclosure under the heading “Item 8. Additional Information—Unaffiliated Shareholder Approval Not Required” on page 38 of Amendment No. 1 to the Schedule 14D-9 that LINE is filing, via EDGAR, today (“Amendment No. 1 to the Schedule 14D-9”) has been revised, and such disclosure has been incorporated by reference into the Schedule 13E-3.

12.

You disclose that the Special Committee unanimously concluded that “the Business Integration, including the Offers, can be seen as contributing to an increase in LINE’s corporate value and their purpose can be seen as reasonable.” Additional bullet points speak to the terms of the Offers being seen as “having secured appropriateness.” These and the other bullet points at the bottom of page 42 do not appear to address fairness to unaffiliated shareholders of LINE, as required by Item 1014(a) of Regulation M-A. Please revise to clarify each bullet point, and to directly and cogently address fairness.

Response: In response to the Staff’s comment, the disclosure under the heading “Item 4. The Solicitation or Recommendation—Fairness of the Offers and Share Consolidation to Shareholders not Affiliated with LINE” on pages 23 to 24 of Amendment No. 1 to the Schedule 14D-9 has been added, and such disclosure has been incorporated by reference into the Schedule 13E-3.

Position of NAVER and NAVER Purchaser as to the Fairness of the Take-Private Transaction, including the Offers, page 43

13.

We note that the NAVER Parties and LINE Corporation have made a joint filing on Schedule 13E-3, incorporating by reference certain information from the U.S. Offer to Purchase. Notwithstanding the ability of the filing persons to make a joint filing, each Schedule 13E-3 filing person, including LINE, must individually make the disclosures required by Schedule 13E-3. Please revise this section to disclose the position of LINE as to the fairness of the transaction or to incorporate by reference to the required disclosure in another filing. Refer to Question 117.02 of the Division of Corporation Finance’s Compliance and Disclosure Interpretations of Exchange Act Rule 13e-3 and Schedule 13E-3.

Response: In response to the Staff’s comment, the disclosure under the heading “Item 4. The Solicitation or Recommendation—Fairness of the Offers and Share Consolidation to Shareholders not Affiliated with LINE” on pages 23 to 24 of Amendment No. 1 to the Schedule 14D-9 has been added, and such disclosure has been incorporated by reference into the Schedule 13E-3.

14.	Revise the second paragraph in this section to address fairness to unaffiliated shareholders of LINE Corp. rather than non-affiliates of NAVER.

Response: In response to the Staff’s comment, the disclosure in “Special Factors—Section 4. Position of NAVER and NAVER Purchaser as to the Fairness of the Take-Private Transaction, including the Offers” on pages 44 to 47 of the Revised U.S. Offer to Purchase has been revised.

15.

In the same paragraph the disclosure suggests that there were additional factors not listed here that were considered by NAVER in reaching its fairness determination: “The NAVER Parties base their belief on, among other things,…” This section must include all material factors that led to the fairness determination. Please revise.

Response: In response to the Staff’s comment, the disclosure in “Special Factors—Section 4. Position of NAVER and NAVER Purchaser as to the Fairness of the Take-Private Transaction, including the Offers” on page 44 of Revised U.S. Offer to Purchase has been revised.

16.

Expand your discussion of the factors the filing persons considered in determining the fairness of the transaction to unaffiliated security holders, including how such filing person considered each of the factors set forth in Instruction 2 to Item 1014 of Regulation M-A. To the extent that any factor was not considered, or was considered but granted little weight, this should be explained for shareholders.

Response: In response to the Staff’s comments, the NAVER Parties respectfully advise the Staff that:

•

Current market prices and historical market prices, or factors (i) and (ii) of Instruction 2 to Item 1014(b) of Regulation M-A, are addressed in the first bullet on page 44 of the Revised U.S. Offer to Purchase;

•

Net book value and liquidation value, or factors (iii) and (v) of Instruction 2 to Item 1014(b) of Regulation M-A, are addressed in the second full paragraph of page 47 of the Revised U.S. Offer to Purchase;

•

In response to the Staff’s comment below, the NAVER Parties have revised the disclosure on page 45 of the Revised U.S. Offer to Purchase that they have adopted the financial analyses of Deutsche Bank as their own, which include an analysis of going concern value (in the form of a discounted cash flow analysis), or factor (iv) of Instruction 2 to Item 1014(b) of Regulation M-A. The financial analyses of Deutsche Bank constitute factor (vii) of Instruction 2 to Item 1014(b) of Regulation M-A;

•

As noted on page 47 of the Revised U.S. Offer to Purchase, the NAVER Parties are not aware of any firm offers during the past two years, and they therefore did not consider factor (viii) of Instruction 2 to Item 1014(b) of Regulation M-A; and

•

The disclosure has been revised on page 47 of the Revised U.S. Offer to Purchase to include that the NAVER Parties did not consider prior stock purchases, or factor (vi) of Instruction 2 to Item 1014 of Regulation M-A.

In addition, LINE respectfully advises the Staff that the disclosure under the heading “Item 4. The Solicitation or Recommendation—Fairness of the Offers and Share Consolidation to Shareholders not Affiliated with LINE” on pages 23 to 24 of Amendment No. 1 to the Schedule 14D-9 that has been added addresses LINE’s consideration of, or its decision not to consider, each of the factors set forth in Instruction 2 to Item 1014 of Regulation M-A (including going concern value, which LINE considered in the form of the discounted cash analysis that J.P. Morgan conducted and that LINE has adopted as its own, as discussed in the first paragraph under the aforementioned heading). Such disclosure has been incorporated by reference into the Schedule 13E-3.

17.

We note that the NAVER Parties list as a factor the financial analyses provided by Deutsche Bank to NAVER. When any filing person has based its fairness determination on the analysis of factors undertaken by others, such person must expressly adopt such analysis as their own in order to satisfy their disclosure obligation. Refer to Question 20 of Exchange Act Release No. 34-17719 (April 13, 1981). Accordingly, please revise to state, if true, that the NAVER Parties have adopted Deutsche Bank’s analysis as their own.

Response: The NAVER Parties have adopted the financial analyses of Deutsche Bank as their own. In response to the Staff’s comment, the disclosure in “Special Factors—Section 4. Position of NAVER and NAVER Purchaser as to the Fairness of the Take-Private Transaction, including the Offers” on page 45 of the Revised U.S. Offer to Purchase has been revised.

Summary Prospective Financial Information, page 48

18.	Summarize the assumptions and limitations underlying the projections presented.

Response: In response to the Staff’s comment, the disclosure under the heading “Special Factors—Section 5. Certain Financial Projections—LINE Management’s Financial Projections” on pages 48 to 49 of the Revised U.S. Offer to Purchase has been revised.

Financial Analysis of Deutsche Bank, page 57

Additional Information, page 59

19.	Identify the 26 take private tender offer transactions used as comparisons in Deutsche Bank’s analysis of this transaction.

Response: In response to the Staff’s comment, the disclosure in “Special Factors—Section 8. Financial Analyses of Deutsche Bank—Additional Information” on pages 63 to 64 of the Revised U.S. Offer to Purchase has been revised.

Miscellaneous, page 59

20.	We have not located the forecasts prepared by management of NAVER for the use by its fairness advisor. Please revise to include, or advise.

Response: In response to the Staff’s comment, the disclosure in “Special Factors—Section 5. Certain Financial Projections” on pages 50 to 52 of the Revised U.S. Offer to Purchase has been revised.

21.	At the top of page 60, delete the statement that the Deutsche Bank opinion is provided “solely” for the information of the board of directors of NAVER.

Response: In response to the Staff’s comment, the disclosure has been revised on page 65 of the Revised U.S. Offer to Purchase to delete the word “solely.” We respectfully advise the Staff that the Deutsche Bank Materials provided to the board of directors of NAVER were financial analyses rather than an opinion as referred to in the Staff’s comment.

Effects of the Offer, page 60

22.

We note that there is no discussion of the potential detriments of the transactions. Revise to include a reasonably detailed discussion of the detriments of the transaction to LINE’s unaffiliated security holders. Refer to Instruction 2 to Item 1013(d) of Regulation M-A.

Response: We respectfully submit to the Staff that the last two sentences of the penultimate paragraph of “Special Factors—Section 9. Effects of the Offers” include a discussion of the detriments of the transaction to LINE’s unaffiliated security holders. The disclosure has been revised to replace references to “former shareholders” with “unaffiliated shareholders of LINE” for clarification.

Source and Amount of Funds, page 100

23.

We note that NAVER Purchaser intends to finance the Offers with debt, cash on hand, or a combination thereof. In your response letter, please confirm that you intend to amend the Offer to Purchase to include the disclosure required by Item 1007(d) prior to commencement.

Response: NAVER and NAVER Purchaser confirm that they will amend the U.S. Offer to Purchase to include the disclosure required by Item 1007(d) prior to commencement of the Offers.

24.	Confirm that you will file any loan agreement entered into in connection with financing the Offers as an exhibit to the Schedule TO. Refer to Item 1016(b) of Regulation M-A.

Response: NAVER and NAVER Purchaser confirm that they will file any loan agreements entered into in connection with financing the Offers as exhibits to the Schedule TO.

Conditions to the U.S. Offer, page 101

25.

You disclose that a condition to the U.S offer is the consummation of the Japan offer. Please note that all conditions to the offer, other than the receipt of governmental approvals, must be satisfied or waived prior to or as of the expiration of the Offer. Given that the expiration date and time for both offers is the same, please explain how this condition will operate and how security holders will be able to ascertain whether the condition has been satisfied.

Response: In response to the Staff’s comment, the disclosure under the heading “What are the conditions to the U.S. Offer?” in the Q&A section on page 14 and the disclosure in “The U.S. Offer—Section 13. Conditions to the U.S. Offer” on page 106 of the Revised U.S. Offer to Purchase have been revised.

Japan Tender Withdrawal Conditions, page 101

26.

Please revise to state whether or not there are any contractual conditions to the Japan Offer. If the only conditions to the Japan Offer are those mandated by the Financial Instruments and Exchange Act of Japan, so state.

Response: In response to the Staff’s comment, the disclosure under the heading “What are the conditions to the Japan Offer?” in the Q&A section on pages 14 to 15 and the disclosure in “The U.S. Offer—Section 13. Conditions to the U.S. Offer—Japan Tender Withdrawal Conditions” on page 107 of the Revised U.S. Offer to Purchase have been revised.

*        *        *         *        *

Should you have any questions regarding the foregoing, please contact Sang Jin Han at +82-2-6353-8030, Toshiro Mochizuki at +81-3-5251-0210 or Ian C. Ho at +852-2514-7685.

Sincerely,

/s/ Sang Jin Han
Sang Jin Han
Cleary Gottlieb Steen & Hamilton LLP, on behalf of
NAVER Corporation and NAVER J. Hub Corporation

/s/ Toshiro Mochizuki
Toshiro Mochizuki
Shearman & Sterling LLP, on behalf of LINE Corporation

/s/ Ian C. Ho
Ian C. Ho
Simpson Thacher & Bartlett, on behalf of SoftBank Corp.